

Advantage Oil & Gas Ltd. – News Release

Advantage Announces First Quarter 2011 Results

**Successful Phase III Development Program at Glacier
Positions Advantage with a Multi-Decade Montney Drill Inventory**

May 12, 2011

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, May 12, 2011 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the financial and operating results for the three months ended March 31, 2011.

Financial and Operating Highlights		Three months ended March 31, 2011		Three months ended March 31, 2010
Financial ($000, except as otherwise indicated)				
Sales including realized hedging	$	86,488	$	98,777
per share [1]	$	0.53	$	0.61
per boe	$	38.78	$	48.71
Funds from operations	$	40,248	$	49,685
per share [1]	$	0.24	$	0.30
per boe	$	18.05	$	24.50
Net income (loss)	$	(5,709)	$	33,089
per share [1]	$	(0.03)	$	0.20
Expenditures on property, plant and equipment	$	76,995	$	68,330
Working capital deficit [2]	$	44,582	$	58,862
Bank indebtedness	$	347,353	$	257,259
Convertible debentures (face value)	$	148,544	$	218,471
Shares outstanding at end of period (000)		164,556		163,066
Basic weighted average shares (000)		164,489		163,021
Operating				
Daily Production				
Natural gas (mcf/d)		111,145		87,346
Crude oil and NGLs (bbls/d)		6,251		7,975
Total boe/d @ 6:1		24,775		22,533
Average prices (including hedging)				
Natural gas ($/mcf)	$	4.55	$	6.87
Crude oil and NGLs ($/bbl)	$	72.82	$	62.42

(1) based on basic weighted average shares outstanding

(2) working capital deficit includes trade and other receivables, prepaid expenses and

deposits, trade and other accrued liabilities, and the current portion of capital lease obligations

Production Growth Continues with Reduced Costs and Hedging Gains

➢ Production for the first quarter of 2011 averaged 24,775 boe/d, an increase of 19% as compared to the first quarter of 2010, after adjusting for non-core asset dispositions. Advantage's daily production for March 2011 exited at approximately 30,000 boe/d, due to stronger than expected well performance at Glacier and earlier commissioning of the Glacier gas plant expansion to a production capacity of 100 mmcf/d.

➢ Funds from operations for the first quarter of 2011 was $40.2 million or $0.24 per share, lower as compared to the $49.7 million or $0.30 per share for the first quarter of 2010. Funds from operations during the first quarter of 2011 was supported by increased production, reduced costs and hedging gains of $6.9 million which partially offset a 29% decrease in realized natural gas pricing.

➢ Operating expense for the first quarter of 2011 decreased 13% to $10.08/boe as compared to $11.64/boe during the first quarter of 2010 and a decrease of 5% as compared to $10.56/boe for the fourth quarter of 2010. Operating expense per boe has decreased considerably over the last several years as a result of the increasing contribution of low cost production from Glacier, the continued optimization of our other properties, and the disposition of higher cost non-core assets. We anticipate corporate operating expense will decline further in 2011 as a result of increased production at Glacier.

➢ The royalty rate for the first quarter of 2011 as a percentage of sales was 14.3% as compared to 14.7% during the first quarter of 2010. We anticipate that our corporate royalty rate will decline further due to increasing production from Glacier where the effective royalty rate for a new Glacier Montney well is estimated to be approximately 5% over the life of the well.

➢ As at March 31, 2011, Advantage's bank debt was $347.4 million on a credit facility of $525 million resulting in an unutilized capacity of approximately $173.9 million. Our bank indebtedness increased during the first quarter due to ongoing capital activity at Glacier, Alberta that culminated in the completion of our Phase III Montney development program at the end of March.

➢ A total of $148.5 million of convertible debentures remain outstanding of which $62.3 million will mature in December 2011 and the balance of $86.2 million will mature in January 2015.

➢ Capital expenditures during the first quarter of 2011 amounted to $77.0 million. Approximately 83% of our 2011 capital spending has been invested at Glacier where we completed Phase III of our development program in the first quarter of 2011 ahead of time and on-budget. The Phase III development program at Glacier consisted of drilling 28 net (28 gross) horizontal wells and expanding our Glacier gas plant and gathering system capacity to 100 mmcf/d.

Successful Phase III Development Program at Glacier Positions Advantage with a Multi-Decade Montney Drill Inventory

➢ Our Phase III capital development program at Glacier was completed ahead of schedule and on-budget during the first quarter of 2011 which resulted in a March 2011 exit rate of 100 mmcf/d.

➢ Production performance at Glacier has been higher than anticipated with average daily natural gas production in excess of 60 mmcf/d during the first quarter of 2011 and exiting March 2011 at 100 mmcf/d (16,600 boe/d).

➢ Operating costs at Glacier are forecast to decrease to approximately $1.80/boe ($0.30/mcf) due to efficiencies created by increased production through Advantage's 100% owned Glacier gas plant and the utilization of multi-well production well pads on our land block which simplifies field operations.

➢ All Montney horizontal wells drilled at Glacier after May 1, 2010 qualify for a royalty incentive of $2.7 to $3.4 million based on a typical Glacier Montney horizontal well (total length of 4,200 to 4,500 metres). As a result, the effective royalty rate for a new Glacier Montney well is anticipated to be approximately 5% over the life of the well.

Phase III Montney Drilling Results

➢ In the Upper Montney, drilling results in the extreme northeast and southeast areas of our land block exceeded our expectations and has confirmed the continuation of high quality Upper Montney reservoir characteristics which further proved up significant undrilled acreage. As an example, a four well pad located in the northeast area of our land block tested at an average combined rate of 36 mmcf/d. These results are better than expected and our technical team is currently integrating this into our Montney database that will provide additional information to re-calibrate the future growth potential of our land block. Overall, a total of 24 gross (24 net) Upper Montney wells were drilled as part of our Phase III program which resulted in an average per well test rate of 8.2 mmcf/d which exceeded expectations.

➢ In the Lower Montney, Advantage has drilled a total of 12 gross (8.7 net) horizontal wells since 2008 including 4 gross (4 net) wells as part of our Phase III program. The Lower Montney wells to date demonstrate a lower average 30 day initial production rate but exhibit shallower declines which indicates significant reserve potential. We believe that opportunities exist to increase the initial well productivity through improved frac design technology. The Lower Montney is present over the entire Glacier land block and provides a significant opportunity for future reserves growth.

➢ As part of the Phase III program, two of the Upper Montney wells were partially drilled into the Middle Montney formation. Advantage is encouraged by the resource potential in this horizon. Further evaluation and delineation of this formation is required to prove up reserves in this zone as no reserves were assigned in our 2010 year-end Sproule Reserve Report.

➢ Since 2008, a total of 60.0 net Montney horizontal wells (51.3 net Upper Montney and 8.7 net Lower Montney) have been drilled on our 80 net section land block. This results in a drilling density of less than 1 well per section and with a total Montney formation pay thickness of approximately 290 meters, Advantage believes our Montney well inventory could be in excess of 800 wells.

➢ Glacier is a unique asset which provides the opportunity for Advantage to develop a large, scaleable natural gas resource play which contains decades of drilling inventory and with one of the lowest cost structures in the Western Canadian Sedimentary Basin.

Commodity Hedging Program

➢ Advantage's hedging program includes 28.4 mmcf/d of natural gas for 2011 hedged at an average price of Cdn$6.25 AECO per mcf and 1,500 bbls/d of crude oil for 2011 hedged at an average price of Cdn$91.05 per bbl.

➢ Additional details on our hedging program are available at our website at www.advantageog.com.

Creation of Longview Oil Corp.

➢ On March 7, 2011 Advantage announced that Longview Oil Corp. ("Longview"), a wholly-owned subsidiary of the Corporation, filed a preliminary prospectus on March 4, 2011 for an initial public offering (the "Offering"), to raise gross proceeds of $172.5 million including an over-allotment option of up to 15% of the base offering size, exercisable 30 days following the closing of the Offering. The final prospectus was filed on April 6, 2011, the Offering closed on April 14, 2011 and the over-allotment option was exercised in full on April 28, 2011.

➢ Concurrent with closing of the Offering, Longview purchased certain oil-weighted assets from Advantage with consideration comprised of $245.5 million and 29,450,000 common shares of Longview representing a 63% equity ownership. The assets had first quarter 2011 average production of 6,070 boe/d, and December 31, 2010 proved reserves of 20.1 mmboe and proved plus probable reserves of 36.9 mmboe. Advantage used the cash proceeds to reduce outstanding bank indebtedness.

➢ As the disposition of the assets to Longview occurred after March 31, 2011 and is not reflected within Advantage's financial and operating results for the current quarter, we have provided the following supplemental information summarizing production, operating income and expenditures on property, plant and equipment for the three months ended March 31, 2011 relating to the specific assets subsequently owned by each of Advantage and Longview.

	ADVANTAGE Three months ended March 31, 2011	LONGVIEW Three months ended March 31, 2011
Daily production		
Natural gas (mcf/d)	102,322	8,823
Crude oil (bbls/d)	526	4,011
NGLs (bbls/d)	1,126	588
Total (boe/d)	**18,705**	**6,070**
Natural gas (%)	91%	24%
Crude oil (%)	3%	66%
NGLs (%)	6%	10%

	ADVANTAGE Three months ended March 31, 2011		LONGVIEW Three months ended March 31, 2011	
	$000	per boe	$000	per boe
Sales				
Crude oil and NGLs	$ 10,805		$ 31,621	
Natural gas	34,011		3,195	
Total sales	44,816	$ 26.62	34,816	$ 63.73
Royalties	(4,564)	(2.71)	(6,862)	(12.56)
Royalty %	*10.2%*		*19.7%*	
Operating expense	(13,708)	(8.14)	(8,779)	(16.07)
Operating income	**$ 26,544**	**$ 15.77**	**$ 19,175**	**$ 35.10**
Realized gain (loss) on derivatives	7,104	4.22	(248)	(0.45)
Cash netback	**$ 33,648**	**$ 19.99**	**$ 18,927**	**$ 34.65**
Expenditures on property, plant and equipment	$ 66,603		$ 10,392	

➢ For the three months ended March 31, 2011, production from the assets disposed to Longview was 6,070 boe/d, reflective of industry declines since the fourth quarter of 2010. During the first quarter of 2011, Advantage incurred production optimization expenditures including workovers that increased operating costs.

➢ Advantage spent $10.4 million in the first quarter of 2011 related to the Longview assets, including the drilling of 6.8 net wells at a 100% success rate. Drilling activity included 3 net wells at Eyehill, 2 net wells at Nevis, 0.6 net wells at Alameda and Cardium drilling activity at Brazeau/Ferrier. All of these wells have been cased and will be brought on production in the second quarter of 2011. With the creation of Longview, the capital expenditure program on these assets will accelerate along with other operating activities. We have contracted three rigs which will begin drilling subsequent to spring breakup. Two of the rigs will target Alberta prospects and the additional rig will target the Midale formation in southeast Saskatchewan.

➢ **As a result of the successful completion of the transaction, historical financial and operating performance as well as forward-looking information may not be indicative of actual future performance.**

➢ For further details, please refer to the press release issued by Advantage on March 7, 2011 and the final prospectus filed by Longview on April 6, 2011, which are available at www.sedar.com and Longview's website at www.longviewoil.com.

Looking Forward

➢ Drilling results at our cornerstone Glacier property have demonstrated that our Montney development is among the top tier natural gas resource developments in North America. The attractive cost structure at Glacier which includes low operating costs and low royalty rates combined with a multi-decade drilling inventory provides a strong foundation to drive future development beyond 100 mmcf/d of production.

➢ For the second quarter of 2011, we anticipate production at Glacier will average approximately 90 to 95 mmcf/d due to compressor maintenance on the TransCanada pipeline system which will result in pressure restrictions and temporary outages. Advantage's production (net of Longview) is expected to be approximately 23,500 boe/d for the second quarter of 2011.

➢ With the Phase III development program completed at Glacier, a review of well performance, updated geological and reservoir data, facility capacity and actual costs will be undertaken by Advantage to assess the timing and capital requirements for the next phase of growth at Glacier.

➢ Advantage will provide additional corporate guidance and communicate future development plans on or about mid-year 2011.

Interim Consolidated Financial Statements and MD&A

➢ Advantage's unaudited interim consolidated financial statements for the three months ended March 31, 2011 together with the notes thereto, and Management's Discussion and Analysis for the three months ended March 31, 2011 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

For further information contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com


Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, future production; effect of increased production at Glacier on 2011 corporate operating costs; corporate royalty rates; the focus of capital expenditures; targeted production at Glacier; timing of drilling, completions and testing; drilling plans; expected operating costs at Glacier; expected royalty rate for a new Glacier Montney well; projected cash flows at Glacier; Advantage's hedging program and strategy; terms of the transaction with Longview Oil Corp.; Advantage's objectives with respect to the Glacier property; expected benefits to Advantage as a result of completion of the expansion at Glacier, Alberta; and effect on production from completion of the current facilities and infrastructure expansion work in Glacier, Alberta. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.